The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

04 FEB -2 AM 7:21

04012525

January 29, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Undertaking of Sumitomo Mitsui Construction's preferred stock

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Naoya Takeuchi
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

Undertaking of Sumitomo Mitsui Construction's preferred stock

Tokyo, January 29, 2004 — The Sumitomo Trust and Banking ("Sumitomo Trust") hereby notifies that Sumitomo Trust received a request from Sumitomo Mitsui Construction Co., Ltd ("Sumitomo Mitsui Construction") to undertake 15 billion yen of Sumitomo Mitsui Construction's preferred stock for capital reinforcement, subject to the approval at Sumitomo Mitsui Construction's shareholders meeting. In response to the request, Sumitomo Trust decided to undertake the preferred stock.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654